Exhibit 99.1

Nordic American Offshore Ltd. Announces Reverse Stock Split to be Effective January 28, 2019
Hamilton, Bermuda—January 23, 2019—Nordic American Offshore Ltd. (the “Company” or “NAO”) announced today that its board of directors (the “Board”) has determined to effect a one-for-ten reverse stock split of the Company’s common shares, par value $0.01 per share.  The Company’s bye-laws permit the board of directors to effect a reverse stock split without shareholder consent.
The reverse stock split will take effect, and the Company’s common stock will begin trading on a split-adjusted basis on the New York Stock Exchange (“NYSE”), as of the opening of trading on January 28, 2019. A new CUSIP number will be assigned to the Company’s common shares when the reverse stock split becomes effective.
When the reverse stock split becomes effective, every ten shares of the Company’s issued and outstanding common stock will be automatically combined into one issued and outstanding share of common stock, with a new par value of $0.10 per share.  This will reduce the number of outstanding common shares from approximately 73,741,595 shares to approximately 7,374,159  shares.
No fractional shares will be issued in connection with the reverse stock split.  Shareholders who would otherwise hold a fractional share of the Company’s common stock will receive a cash payment in lieu thereof at a price equal to that fraction to which the shareholder would otherwise be entitled multiplied by the closing price of the Company’s common stock on the NYSE on January 25, 2019.
Shareholders with shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the reverse stock split reflected in their accounts on or after January 28, 2019.  Such beneficial holders may contact their bank, broker, or nominee for more information.
On August 31, 2018, the Company received notice from the NYSE that the Company was no longer in compliance with the NYSE’s continued listing standards because the average closing share price of the Company’s common stock over a consecutive 30 trading-day period ending August 29, 2018 had fallen below the requirement to be at least $1.00 per share. The purpose of the reverse stock split is to increase the market price of the Company’s common shares. The Company believes that the increased market price for its common shares that is expected as a result of implementing the reverse stock split will cure this deficiency.
About Nordic American Offshore Ltd.
NAO is a Bermuda-based company listed on the New York Stock Exchange. It owns and operates a fleet of 10 modern harsh environment offshore supply vessels built with the latest technology available. From its operating offices in Norway and elsewhere, NAO is positioned to support a global business and take advantage of the expected upturn in oil service activity in the North Sea and globally. Additional information about the Company is available on the Company’s website at www.nao.bm.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.  We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

Contact Information:
Nordic American Offshore Ltd.
+377 9798 5717 (Monaco)
+1 646 432 3315 (New York)
Web-site: www.nao.bm